FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2006
                                 3 November 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing US Accounting Release released on 3 November 2006



Consolidated Income Statement for the three months ended 30 September 2006


                                                                                             2006/07           2005/06
                                                                                        Three months      Three months
                                                                                               ended             ended
                                                                                        30 September      30 September
                                                                                                GBPm              GBPm
                                                                              Notes      (unaudited)       (unaudited)

Revenue                                                                           1            1,071               966
Operating expense                                                                 2             (891)             (751)
Operating profit                                                                                 180               215
-----------------------------------------------------------------------------------------------------------------------

Share of results from joint ventures and associates                                                2                 2
Investment income                                                                                 14                 8
Finance costs                                                                                   (30)              (25)
Profit before tax                                                                                166               200
-----------------------------------------------------------------------------------------------------------------------

Taxation                                                                                        (50)              (60)
Profit for the quarter                                                                           116               140
-----------------------------------------------------------------------------------------------------------------------

Earnings per share (in pence) from profit for the quarter
Basic and diluted                                                                               6.5p              7.5p
-----------------------------------------------------------------------------------------------------------------------






Notes:

1.       Revenue


                                                                                               2006/07         2005/06
                                                                                          Three months    Three months
                                                                                                 ended           ended
                                                                                          30 September    30 September
                                                                                                  GBPm            GBPm
                                                                                           (unaudited)      (unaudited)

DTH subscribers                                                                                    792             746
Cable subscribers                                                                                   53              54
Advertising                                                                                         78              81
Sky Bet                                                                                             10               7
Sky Active                                                                                          22              22
Other                                                                                              116              56
                                                                                                 1,071             966
-----------------------------------------------------------------------------------------------------------------------




2.       Operating expense


                                                                                               2006/07         2005/06
                                                                                          Three months    Three months
                                                                                                 ended           ended
                                                                                          30 September    30 September
                                                                                                  GBPm            GBPm
                                                                                           (unaudited)     (unaudited)

Programming                                                                                        393             396
Transmission and related functions                                                                  84              45
Marketing                                                                                          161             139
Subscriber management                                                                              151              96
Administration                                                                                     102              75
                                                                                                   891             751
-----------------------------------------------------------------------------------------------------------------------


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 November 2006                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary